SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated May 21, 2020

BT Group plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

21 May 2020

BT Group plc

Annual Report 2020

Following release on 7 May 2020 of its final results for the fourth quarter and year to 31 March 2020 (the Results Announcement), BT announces that the BT Group plc Annual Report 2020 (the Annual Report) and the Digital Impact and Sustainability Report 2019/20 have been published today and are available on its website at bt.com/annualreport

A copy of the Annual Report has been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM

The Annual Report, for those shareholders who have requested it, will be posted to shareholders together with the BT Group plc Notice of Annual General Meeting 2020 in due course.

For the purposes of complying with the FCA’s Disclosure Guidance and Transparency Rules (DTR), additional information (including certain information contained in the Annual Report) is set out below.

Additional Information required by DTR 6.3.5

The following information, which is extracted from the Annual Report, should be read in conjunction with the Results Announcement which includes a condensed set of consolidated financial statements, an indication of the important events that have occurred in the reporting period and a description of BT’s principal risks and uncertainties. Together these constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service.

This material is not a substitute for reading the Annual Report in full. Page and note numbers and cross-references in the extracted information below refer to page and note numbers and cross-references in the Annual Report. Defined terms used refer to terms as defined in the Annual Report.

“30. Related party transactions

Key management personnel comprise executive and non-executive directors and members of the Executive Committee. Compensation of key management personnel is disclosed in note 6.

6. Operating costs

Compensation of key management personnel

Key management personnel comprise executive and non-executive directors and members of the Executive Committee.

Compensation of key management personnel is shown in the table below:

Year ended 31 March	2020	2019	2018
	£m	£m	£m
Short-term employee benefits	9.6	13.5	11.8

Post employment benefits	1.0	1.2	1.3
Share-based payments	7.1	5.0	6.2
Termination benefits	—	0.6	2.2
	17.7	20.3	21.5

More detailed information concerning directors’ remuneration, shareholdings, pension entitlements, share options and other long-term incentive plans is shown in the audited part of the Report on Directors’ Remuneration (see page 98), which forms part of these consolidated financial statements.

Amounts paid to the group’s retirement benefit plans are set out in note 20.”

“Statement of Directors’ responsibilities

Each of the directors, whose names and functions are listed on pages 68 and 69 of the Annual Report confirms that, to the best of their knowledge:

•

the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

•

the Strategic Report on pages 1 to 64 includes a fair review of the development and performance of the business and the position of the issuer and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.”

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Rachel Canham
Name: Rachel Canham
Title: Company Secretary & General Counsel, Governance

Date: May 21, 2020

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